Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: CAPITAL PRODUCT PARTNERS L.P. (SEC No. 001-33373)
Subject Company; CRUDE CARRIERS CORP. (SEC File No. 001-34651)
Corporate Participants
Ioannis Lazaridis
Capital product Partners — CEO & CFO
Conference Call Participants
Ken Hoexter — Bank of America
Justin Yagerman — Deutsche Bank
Michael Webber — Wells Fargo
Michael Pak — Clarkson Capital Markets
Presentation
Operator
Thank you for standing by and welcome to the Capital Product Partners Second Quarter 2011 Financial Results conference call. We have with us Mr Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of the company. At this time all participants are in a listen-only mode. There will be a presentation followed by a question and answer session at which time if you wish to ask a question you will need to press *1 on your telephone. I must advise you this conference is being recorded today, Friday 29th July 2011. The statements in today’s conference call that are not historical facts, including our expectations regarding developments in the markets, our expected charter coverage ratio for 2011 and expectations regarding our quarterly distribution may be forward looking statements as such as defined in Section 21 E of the Securities Exchange Act of 1934 as amended. These forward looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law we expressly disclaim any obligation to update or revise any of these forward looking statements, whether because of future events, new information, a change in our views or expectations to conform to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward looking statements. We make no

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prediction or statement about the performance of our common units. I would now like to hand over to your speaker today, Mr Lazaridis. Please go ahead sir.
Ioannis Lazaridis — Capital Product Partners
Thank you, Jenny, and thank you all for joining us today. As a reminder we will be referring to the supporting slides available on our website as we go through today’s presentation. Starting with slide one I am going to make some comparisons on today’s call between the second quarter of 2011 and the second quarter of 2010 as this is the most meaningful analogy in our business. The partnership’s net income for the second quarter of 2011 was $15.1 million compared with 5.2 million in the second quarter of last year.
The partnership’s reported net income for the quarter includes a 16.5 million gain from bargain purchase related to the purchase value of the motor vessel Cape Agamemnon as the fair value of the vessel and the time charter exceeded the purchase consideration. In additional we incurred $2.7 million in general and administrative expenses related to the definitive merger agreement with Crude Carriers Corp announced on May 5th 2011 and the proxy statement on Form F-4 filed with Securities and Exchange Commission and the completion of the acquisition of the Cape Agamemnon. Roughly the partnership’s net income for the quarter reflects the scheduled dry docking of the motor tanker Amore Mio II and associated off hire.
July 22nd our board of directors declared a cash distribution of $0.2325 for the second quarter of 2011 in line with the annual distribution guidance of $0.93 per unit. At current levels our annualised yield stands at close to 11.7%. We believe that the current distribution guidance of $0.93 remains at the sustainable level. During the second quarter of 2011 we entered into two very important transactions, namely the definitive agreement to merge with Crude Carriers in a unit for share transaction announced on May 5th and which we expect to complete during the third quarter of 2011 and a drop down of the dry cargo vessel Cape Agamemnon from our sponsor Capital Maritime including a ten year highly attractive time charter.
In addition we extended the employment of motor tankers Agisilaos and Arionas to Capital Maritime for 12 months from their respective delivery. For the charter of Agisilaos, the 12 month extension is fixed at a gross daily charter rate of $13,500 or $13,331 net. And the charter is subject to a profit sharing arrangement which allows each party to share at 50/50 additional revenues earned for breaching the institute warranty limits. The earliest expected redelivery is June 2012. The vessel during the last four months was time chartered at $13,000 gross day and before that it was on a 12 month charter at $12,000 gross both with Capital Maritime. For the

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charter of M/T Arionas, the 12 month extension is fixed at a gross daily charter rate of $13,800 or $13,628 net and the charter is subject to the same profit sharing arrangement as Agisilaos. The earliest expected redelivery is September 2012. The vessel is currently chartered at $12,000 gross with Capital Maritime. The improved rates that Capital Maritime is paying for the two vessels demonstrates our confidence to the improving fundamentals of the product tanker market.
Turning to slide two, total revenues for the quarter were approximately $27.9 million down from 31.8 million in the second quarter of 2010 as a result of the lower charter rates at which we have chartered a number of the partnership’s vessels whose original charter expired during the previous quarters and the off hire of the Amore Mio II during its scheduled dry docking. Total vessel expenses and G&A costs for the period were $21.1 million which is $2.5 million more than a year ago and includes 2.7 million in G&A expenses related to the definitive merger agreement with Crude Carriers and a proxy statement of Form F-4 filed with the SEC and the completion of the acquisition of the Cape. Please note that we include in the G&A costs of the second quarter of 2011 a noncash charge of $0.6 million accounting for the Omnibus incentive compensation plan for the period. The net interest expensive of the finance costs for the second quarter 2011 amounted to $8.1 million compared to $8 million for the second quarter of 2010.
Moving on to slide three, you can see the details of our operating surplus calculations that determine the distributions to our unit holders compared to the previous quarter. Operating surplus is a non GAAP financial measure which is defined fully in our press release. Adding certain noncash items back to net income, we have generated approximately 5.7 million in cash from operations during the second quarter of 2011. The partnership’s operating surplus for the quarter reflects the significant general and administrative expensive as mentioned above. The reduction of the recommended reserves is also the result of the timing of the acquisition of Cape Agamemnon and the issuance of 7.1 million units to Capital Maritime on June 10th 2011 as part payment for that acquisition as well as the off hire of the Amore Mio. Without these one off items unit coverage would have stood at 1.1 times for the quarter.
After setting aside $3 million for replacement capital expenditures we will pay 10.7 million to our unit holders for this quarter or $0.2325 per unit. The cash distribution for the second quarter is payable on August 15th to unit holders of record on August 4th. On slide four you can see the details of our balance sheet. As of June 30th 2011 the partnership’s long term debt increased by $25 million which was used as part payment for the acquisition of Cape Agamemnon to $499 million compared to long term debt of $474 million as of December 31. The $25 million was provided from a new facility by Crédit Agricole and Empoiriki Bank and is non amortising until

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March 2013 and is priced at LIBOR +3.25%. It has the same covenant as our existing crediting facilities. The partner’s capital stood at 307.6 million which is 67.8 million higher compared to the partner’s capital as of December 31, following the issuance of 7.1 million units for the acquisition of the Cape Agamemnon. The total number of partnership common and GP units at the end of the second quarter amounted to 45,820,594 units. Of which the common units are calculated to 44,904,183.
Turning to slide five; we have completed on June 10th 2011 the acquisition of the dry cargo vessel Cape Agamemnon from Capital Maritime for a total consideration of 98.5 million. The 2010 South Korean built Cape Size is on a ten year time charter to Cosco Bulk at a gross rate of $53,100 per day for the first five years and $33,100 per day for the last five years. The earliest charter expiry is in June 2020. As previously announced as part of the consideration for the acquisition of the Cape the partnership issued 7.1 million CPLP common and GP units to Capital Maritime based on $10.35 per unit and paid $25 million in cash funded from the new credit facility. The purchase value of Cape Agamemnon of 83.5 million using our financial statement is calculated based on the issuance of the common units at their closing price on June 9th or $8.20 per unit. As a result of this transaction Capital Maritime increased its holding to approximately 42% of the total units.
On slide six I would like to remind you that the partnership announced on May5th 2011 a definitive agreement to merge with Crude Carriers in a unit for share transaction. The exchange ratio was set at 1.560 CPLP common units for its Crude Carrier share. CPLP will be the surviving entity in the merger and will continue to be structured as a Master Limited Partnership but will remain a corporation for US tax purposes and unit holders will continue to receive Form 1099. The partnership expects that the merger will be completed during the third quarter of 2011 subject to the Crude Carriers’ stockholder approval. The proxy statement on Form F-4 was filed with the SEC in June.
Turning to slide seven, there you will find out revised fleet list. After the acquisition of the Cape Agamemnon the partnership fleet average remaining charter duration is approximately 5.8 years with an average fleet age of 4.3 years. The young age and high specifications of our fleet as well as the qualifications of our manager have distinct competitive advantages for the partnership, especially in today’s markets with the increased focus on safety, security and efficiency. On slide eight you can see that our fleet continues to enjoy high charter coverage for the medium term. The partnership’s fleet charter coverage for the remainder of 2011, taking into account the new employment of the Arionas and the Agisilaos is 90% and 61% for 2012 and thus allowing us to capitalise on a further market recovery.

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Turning to slide nine, overall in the second quarter 2011 the product tanker spot market saw an improvement when compared to the first quarter as well as the second quarter of 2010 as refinery outages in the US and the arbitrage opening up in the transatlantic market early in the quarter resulted in increased activity and eventually drove spot charter rates to a 13 month high. As US refiners returned gradually from maintenance later in the quarter and with high gasoline inventories, the transatlantic arbitrage closed and as a result product tanker rates softened from June onwards. The period charter market remained robust with increased activity for both shorter and longer term employment as more period fixtures took place in the first half of 2011 than in the whole of 2010.
A number of recent model product tanker sales reaffirmed an increase in asset prices when compared to the same period last year, reflecting owner’s expectations for an improving market rate environment. The product tanker order book continued to experience substantial slippage as less than 50% of the expected MR in Handy Size tanker new buildings have been delivered on schedule in the first half of 2011. As a result the current product tanker order book is considered amongst the most attractive in the shipping industry. According to the IEA global refinery throughputs are said to increase by 2.3 million barrels per day to 75.9 million in the third quarter on lower maintenance and as refiners strive to meet seasonally higher demand.
The sharp rise follows an exceptionally weak second quarter of 2011 when runs were curtailed by extensive turnarounds, Libyan crude and refinery outages, earthquake damage in Japan and poor margins. The crude tanker spot market remained close to historical lows for the for the second quarter as increased oil import demand east of Suez was met with over supply of tonnage, higher banking prices and lacklustre US crude oil imports. Activity in the crude tanker period market remained limited to the poor performance of the spot market. On a positive note, order book slippage remains at high levels as approximately 35% of the expected VLCC and Suezmax new buildings have not been delivered in the first half of 2011.
I would like to conclude by saying that we are pleased to have entered into two very important transactions during the course of the second quarter of 2011. The definitive merger agreement with Crude Carriers and the acquisition of the Cape Agamemnon, whose full impact on the partnership’s results is expected from the fourth quarter onwards. We believe that our current annual distribution guidance of $0.93 remains sustainable and our future distribution growth will be enhanced through the combination of these two transactions along with the market recovery that we expect in the crude tanker market medium term. We are also pleased to see a continuous improvement in product tanker earnings compared to the more subdued level experienced in 2009 and 2010. The continued slippage observed in product tanker deliveries

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combined with the recovery in demand for oil products bodes well for the prospects of the product tanker market in the medium to long run. Given the company’s modern, high specification product tanker fleet, our ability to conduct spot and period business with most oil majors and traders and the partnership’s track record of performance, we expect to be in a favourable position to capitalise on these developments. And with that, I would like to open the call to any questions you may have.
Questions and Answers
Ken Hoexter — Bank of America
Can you just talk about what happened in the spot market rate from May to I guess the end of July here on this chart. What has caused that extreme pull back has there been that much capacity added that you have seen the shift on the spot side?
Ioannis Lazaridis — Capital Product Partners
I think there are three reasons, as I mentioned earlier the refinery utilisation in the US in Q2, earlier in Q2 because of maintenance was quite low and as the refineries returned from maintenance alongside with the fact that you had high gasoline inventories that closed the transatlantic arbitrage that was a big factor back in April and early May that drove the market up. At the same time you had in the western hemisphere less volume whereas in the eastern hemisphere you had strong volumes. Those are the main reasons why the market has softened. We continued to see in July this softness because of the imports in the US are quite soft at this point, but on the other hand at the same time in the period market, the period market remained robust. We have seen many transactions, we have seen more fixtures in the first half of 2011 compared to the full year 2010 and I think one important point that I would like to mention for the product tanker market forward which I believe it will affect favourably both the spot and the period market is that if you look at the projections of the analysts regarding product tanker demand that is expected to be close to 4% for 2011. If you look at available data regarding what is the deliveries to date of product tanker vessels, the fleet has increased only by 2% and if you look at the slippage in terms of new building deliveries that is close to 55%. And I think that bodes well for the supply/demand balance. But of course the factor that I mentioned to you regarding the refineries in the US today and the US situation is leading to a market softness.

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Ken Hoexter — Bank of America
You know we have two different Cape Size owners in the past couple of weeks have major issues with Cosco in terms of non payment or requests for renegotiation, any concern over the Agamemnon now that you are chartering it with Cosco at a hefty price?
Ioannis Lazaridis — Capital Product Partners
If you look at Cosco and if you look at Cape Agamemnon, not only with Capital Products but also when it was with Capital Maritime, up to the quarter end we haven’t had any issues. We have seen full performance and Cosco has been performing according to the charter.
Ken Hoexter — Bank of America
Has there been any request for renegotiation from them?
Ioannis Lazaridis — Capital Product Partners
No we haven’t seen anything formally from them, no.
Ken Hoexter — Bank of America
Informally?
Ioannis Lazaridis — Capital Product Partners
No, we haven’t seen.
Ken Hoexter — Bank of America
You now have I believe five of the 22 vessels chartered to Capital Maritime. Is that—am I looking at that the right way?
Ioannis Lazaridis — Capital Product Partners
That is right. I mean Capital Maritime I think supports us in many different ways, showing its confidence in the market. First it just got 7.1 million more units in the partnership and the price was 10.35 that these units were issued. It renewed the charters with Agisilaos and Arionas, with

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both charters being at significantly higher levels compared to the previous ones and I think that if you look at the performance of Capital Maritime, it has been very, very strong. So we have the other 17 with reputable charterers and will continue to look for opportunities elsewhere as well.
Ken Hoexter — Bank of America
Right, that is actually my concern. That is what I want to dig into. So Capital Maritime not being a public company, you know as you mentioned they have chartered at significantly higher rates and what we would view as higher rates than market. How do we get confidence in their ability to continue to pay at these well above market rates for the length of these contracts?
Ioannis Lazaridis — Capital Product Partners
I slightly disagree with you, Ken, on one thing. What I said is that Capital Maritime paid much higher rates compared to the previous ones as I mentioned to you, the vessels were fixed initially at $12,000 and now as the market has gone up, the market is close to 20% up compared to two years ago and 15% up compared to a year ago. The $13,500 rate for Agisilaos is close to the market. It is not very dissimilar to the market, however, the market has moved on, so that is what I meant by significantly better rates. So compared to what we had with Capital Maritime, as the market moved Capital Maritime had to move as well.
Ken Hoexter — Bank of America
Okay. Any more specificity as to the timing on the closing of the Crude Carriers merger and when do you expect those vessels to be trading in the CPLP fleet?
Ioannis Lazaridis — Capital Product Partners
We have filed the proxy statement in June. We have received comments which were answered within a week and that was back ten days ago. We expect the second round of comments any day and I believe that subject to what these comments are we will be able to start the clock ticking quite soon and have our special meeting sometime in early September if possible. And then after that I don’t—as I understand it doesn’t take too long to complete the merger. So I am quite confident that within the third quarter and that means September really that we will be able to conclude the merge but that is subject of course to the SEC comments that we are in the process of receiving.

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Justin Yagerman — Deutsche Bank
It’s Josh on for Justin. I guess just quickly following up on the Crude acquisition. Can you provide any kind of updated timeline on when you think you will start placing these crude ships on charters? Or what maybe kind of maybe targeted charter durations would be?
Ioannis Lazaridis — Capital Product Partners
The statement that we made back at the time of the merger announcement still holds. Which means that we will tend to gradually reduce the crude spot exposure and we intend within six to 18 months from the merger to move all the vessels—all five vessels of Crude into the period market. As you know the period market currently is historically quite low, there have been very, very few fixtures of late and what we said in our previous communications to investors is that our intention today is subject to market opportunities arising and subject to the rate we get to fix them for the longer rather than the shorter term as the three year rate is much higher than the one year rate. So we already have started very actively discussing opportunities and I believe that as soon as we consume the merge we will accelerate the discussions.
Justin Yagerman — Deutsche Bank
Thanks and just following on that illiquidity or relative illiquidity in the tanker time charter market, should we expect Capital Maritime to step up and take some of these vessels increasing their exposure?
Ioannis Lazaridis — Capital Product Partners
I don’t think so at this point and the illiquidity in the period market for crude vessels is very much because owners at this point are reluctant to fix and also some charterers see where the spot market is, they also prefer to fix at the very low spot market rates. But honestly looking at where the spot markets are at this point, I don’t think that this situation is sustainable longer term and you have already started seeing at least in the new building front certain delays in deliveries. You have seen an increase—a significant increase compared to this time last year in the deliveries of crude vessels, the slippage is 35%. And I am almost certain that this is going to continue or even increase as long as the market rates remain here with all the positive impact that that will have longer term on the rates. We have seen that in the past in the MR, when the MRs were weak deliveries came down and that helped the market come closer to balance.

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Justin Yagerman — Deutsche Bank
Understood and just I guess one final question before I turn it over, you know when it comes to the combined Capital Product and Crude company, how do you think about your debt structure? You have amortisation ramping up in the coming years, but now you have some more low leverage collateral, so would you consider readjusting terms or maybe going out to banks?
Ioannis Lazaridis — Capital Product Partners
Having the result of the Crude merger and the acquisition of the Cape is twofold. First we prove significantly our asset cover ratios, we improve significantly our EBITDA cover ratios. We never had issues with the banks. I think that the improved security will allow us to discuss both with banks and bond investors in the future and that is our intention when the time is right.
Michael Webber — Wells Fargo
I just wanted to touch on the merger one more time and maybe specifically around the timing and with regards to Crude Carriers that term out option on that facility I believe is somewhere in the middle of August and if the vote is now going to be in September, can you give us a little colour on how the mechanics of that will actually work? Will that debt actually then get termed out of the Crude Carriers level and then just get prepaid once the acquisition goes through or does it—how should we think about that?
Ioannis Lazaridis — Capital Product Partners
The amortisation of the Crude debt is in September. It is not in August, so subject to the timing of the merger, either we will repay everything or we will ask the bank to wait for a few days until the merger is done and we will use our existing facilities which are non amortising and we will repay the outstanding indebtedness to Nordea.
Michael Webber — Wells Fargo
Okay. Do you anticipate any particular costs associated say if that vote comes after the term out date associated with getting that flexibility, or do you think they would be willing just to kind of let it roll?

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Ioannis Lazaridis — Capital Product Partners
To be honest, as I said, it is subject to the SEC comments, so it is difficult to second guess what the exact day will be, but we are only talking a week or two, that is how I see it today. But we will approach it closer to the time.
Michael Webber — Wells Fargo
Okay, makes sense. You mentioned chartering eventually as we get—as we move through the merger process. Can you talk a little bit about the availability of profit shares right now on those assets? I know the charter market is not particularly liquid, but you know I would assume the idea would be to get a little bit of upside associated with those vessels and not necessarily lock them all up on a strictly flat rate. Can you give a little colour there?
Ioannis Lazaridis — Capital Product Partners
At this point the market has been very thin in terms of new period fixtures for crude vessels, I mentioned earlier in another question that our intention today is to fix for longer periods rather than shorter periods as the longer rate is better than the shorter rate. And I think that at this point as we have developed certain discussions we are moving in the right direction but discussions are slow given the environment, but our intention also is because the rate environment is low, historically very low, to have a profit sharing element but that is a matter of agreeing with charterers and as I said as soon as we consume the merger then we will be in a better position to accelerate these discussions.
Michael Webber — Wells Fargo
Fair enough. When you look at your MR fleet and kind of the core CPLP fleet and kind the incremental 2012 exposure you have, how does the incremental market exposure you have right now to the VLCC impact your thoughts on chartering there and is there any inclination to maybe get a bit longer with one or two of those assets despite the fact that you know you think rates going to improve just to kind of balance out some of the incremental exposure you have currently with the Vs ?
Ioannis Lazaridis — Capital Product Partners
If I understood your question, to be honest, if I look at the MR market, 90% of the days is fixed for this year and 60% of the days are fixed for next year. The market is up close to 20% on period

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rates in the past two years. The fundamentals are strong, if anything the market is under supplied rather than over supplied, so I think that we are happy with our charter expiry and we believe next year the rates will be higher compared with this year, so like we did before we will be able to fix at better rates. When it comes to the Vs, we see them separately. When we did the merger economics, we—effectively the $0.93 that we pay today was sustainable even at historically low period rates, so even if period rates today we think are far too low for owners, the numbers work. So subject to what the opportunities are out there, we intend gradually to move all the vessels towards period.
Michael Webber — Wells Fargo
Right. I guess to kind of simplify my question, you look at them separately in terms of the V fleet versus the MR fleets? You are not going to look to balance one against the other if you had more market exposure in one?
Ioannis Lazaridis — Capital Product Partners
As I said, when we did the economics for the distribution we looked at them together, because of obvious reasons. But because the economics do work with period rates even at low levels vis-à-vis historic standards, that is why we do not feel that we are in a particular hurry especially in this market to fix at this point. As soon as the merger is consumed and given the discussion we have today, gradually we will move those into period as the opportunities arise.
Michael Pak — Clarkson Capital Markets
Just a couple of questions here, the two chemical tanker vessels, could you give us an idea of the rate realisations you guys got on those?
Ioannis Lazaridis — Capital Product Partners
We have two small 1,200 tonners, the one is in the short term time charter earning around 12,000 but this is a very short term, we are talking a few more weeks and the other vessel has been earning around 8, $9,000, fully utilised. These are rates based on total days.
Michael Pak — Clarkson Capital Markets
Okay, great. And then on the dry docked vessel, how many days was that off hire?

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Ioannis Lazaridis — Capital Product Partners
Because of the voyage—this was close to 40 days off hire—because of the voyage to the dock. That is to say the Amore Mio is probably—or was probably the dry dock that was going to affect us most because it is the only big vessel in our fleet. All the other vessels are much smaller. Also it was the oldest vessel in our fleet and it was in its second special survey. So that was, if I may say in inverted commas, the worst dry dock. Now that is over the next one is in two and a half, three years, so as I said the operating surplus excluding the timing of the issuance of the units for the Cape, excluding the merger cost and excluding this dry dock, was 1.1 the coverage ratio, i.e. we made more than we had to pay for the dividend.
Michael Pak — Clarkson Capital Markets
Okay, perfect. So no anticipated off hire in the second half of this year?
Ioannis Lazaridis — Capital Product Partners
Well we do have two dry docks; we have one dry dock Arionas, which is going on currently and we have one more anticipated for later in the quarter or in the fourth quarter subject to the voyages of that vessel. That is the Agisilaos, but both will be much smaller and much less costly compared to Amore Mio.
Michael Pak — Clarkson Capital Markets
So I guess average maybe you know 20 days for each vessel perhaps?
Ioannis Lazaridis — Capital Product Partners
We will have to see, probably for Arionas you are about right. For Agisilaos it depends on the positioning of the vessel as well.
Operator
As there are no further questions, we now pass the floor back for closing comments.

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Ioannis Lazaridis — Capital Product Partners
Thank you, Jenny, and thank you everybody for finding the time today. Please feel free to contact me in case you need any further clarification directly. Thank you very much.

Important Information For Investors And Shareholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Capital Product Partners L.P. (“CPLP”) and Crude Carriers Corp. (“Crude”) will be submitted to the shareholders of Crude for their consideration. CPLP may file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will contain a prospectus of CPLP and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of Crude prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about CPLP and Crude, the business combination and related matters including the terms and conditions of the transaction. INVESTORS AND SECURITY HOLDERS OF EACH OF CPLP AND CRUDE ARE URGED TO READ THE FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS, AS THEY MAY BE AMENDED FROM TIME TO TIME, THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the prospectus and other documents containing important information about CPLP and Crude, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CPLP will be available free of charge on CPLP’s website at www.capitalpplp.com under the tab “Investor Relations” or by contacting CPLP’s Investor Relations Department at +30 210 4584 950.